                                              OppenheimerFunds, Inc.
                                            Two World Financial Center
                                                225 Liberty Street
                                           New York, New York 10281-1008

December 17, 2007

Via Electronic Transmission
Vincent DiStefano, Esq.
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

      Re:  Oppenheimer Portfolio Series Fixed Income Active Allocation Fund
           File Nos. 333-146105 and 811-22120

Dear Mr. DiStefano:

     We  have  reviewed  your  comments  on  December  13,  2007  regarding  the
registration   statement  on  Form  N-1A  (the   "Registration   Statement")  of
Oppenheimer  Portfolio Series Fixed Income Active  Allocation Fund (the "Fund"),
filed with the  Commission  as of November 23, 2007 under the Fund's former name
of  Oppenheimer   Portfolio   Series  Fixed  Income   Investor  Fund.  For  your
convenience,  we have included each of your comments in italics, followed by our response.  The captions  used below  correspond to the captions the Fund uses in the  Registration  Statement,  and the defined  terms have the meanings  defined therein.

Prospectus

Prospectus Summary

     1. Please disclose that the Fund and Underlying  Funds may have all or some of the same individuals as members of their respective  boards; and disclose the conflicts of interest present in such circumstances.

     We have  revised the  section  "About the Funds'  Investments  - The Funds'
Principal Investment Policies And Risks - Affiliated Portfolio Risk," on page 5, to include that disclosure:

     AFFILIATED  PORTFOLIO  RISK.  In managing  the Fund,  the Manager will have authority to select and substitute  Underlying Funds. The Manager may be subject to potential  conflicts of interest in selecting  Underlying  Funds  because the fees paid to it by some Underlying  Funds are higher than the fees paid by other
Underlying Funds.  However the Manager's  fund-of-funds  committee  monitors the investment process,  identifies,  addresses,  and resolves any potential issues, and reports  periodically to the Board of Trustees of the Fund and the Boards of
the Underlying  Funds.  The Fund's Board and the Boards of the Underlying  Funds
may have some or all of the same individuals as members.  At times, the Board of the Fund may need to  consider  situations  in which the  interests  of the Fund conflict with the interests of an  Underlying  Fund. At such times,  those Board members may be required to consider the best  interests of the  shareholders  of both the Fund and the Underlying  Fund,  which may limit the Board's  actions on behalf of the Fund and have a negative  affect on its  performance.  The Manager and the Board  recognize that Fund actions or policies that adversely  affect an
Underlying  Fund  may  also  have  an  adverse  affect  on the  Fund  and on the performance of its investment in that Underlying Fund.

Shareholder Fees

     2. Please note that the management fee breakpoints of the Underlying  Funds will not benefit the shareholders of the Fund.

     We have added the  following  disclosure  to the  section  "How the Fund is
Managed - Advisory Fees," on page 23:

     Because  the 0.50%  direct  management  fee of the Fund is  reduced  by the amount of the management fees paid by the Underlying  Funds, any decrease in the
Underlying  Funds'  management fees (from reaching fee breakpoints or otherwise)
would  increase  the  direct  management  fee of the  Fund by the  same  amount.
Therefore,  the combined  direct and indirect  management fee would remain 0.50%
and the  shareholders  of the Fund would not receive any benefit from management fee breakpoints or other reductions of the Underlying Fund's management fees.

     The Fund is filing a pre-effective  amendment reflecting these changes, and respectfully  requests  that  effectiveness  be granted on or about  December17,
2007.

     The undersigned  hereby  acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority,  declare the filing effective, it does not  foreclose  the  Commission  from taking any action with respect to the filing;  (ii) the action of the  Commission  or the staff,  acting  pursuant  to delegated  authority,  in declaring the filing  effective,  does not relieve the
Registrants from their full  responsibility for the adequacy and accuracy of the disclosure  in the  filing;  and (iii) the Fund may not  assert  this  action as defense in any  proceeding  initiated by the  Commission or any person under the federal securities laws of the United States.

     Please direct any  questions  you may have  regarding the amendment or this letter to the undersigned at (212) 323-5089 or at nvann@oppenheimerfunds.com.

                                                              Sincerely,

                                                              /s/ Nancy S. Vann
                                                              Nancy S. Vann
                                                              Vice President and
                                                              Associate Counsel
cc:    Board II Board of Trustees
       Allan Adams, Esq.
       Phillip S. Gillespie, Esq.
       Robert Zack, Esq.
       Gloria LaFond